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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 000-16977

Stolt-Nielsen S.A.
(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B 4HN
ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        In accordance with General Instruction B item (i), attached herewith are the consolidated financial statements for the fiscal year ended November 30, 2002 for Stolt-Nielsen S.A. (the "Company"), which amend the Company's consolidated financial statements contained in the Company's 2002 Annual Report filed with the Securities and Exchange Commission on April 18, 2003.

        Certain statements contained in the press release filed pursuant to this Form 6-K are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the registrant's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions.

        The forward-looking statements that the registrant makes reflect its current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including risk factors listed from time to time in the registrant's filings with the Securities and Exchange Commission. Many of these factors are beyond the registrant's ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. The registrant undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT-NIELSEN S.A.
Date: June 2, 2003	By:	/s/ ALAN B. WINSOR
		Name:	Alan B. Winsor
		Title:	Attorney-in-Fact

INDEPENDENT AUDITORS' REPORT

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheet of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries as of November 30, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2002 financial statements based on our audit. The financial statements as of November 30, 2001 and for each of the two years in the period then ended, before the reclassifications and inclusion of the disclosures discussed in Note 2 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 30, 2002.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed above, the consolidated financial statements of the Company as of November 30, 2001 and for each of the two years in the period ended November 30, 2001, were audited by other auditors who ceased operations. As described in Note 2, these consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2002 presentation. Our audit procedures with respect to the reclassifications included agreeing the previously reported line items or disclosure amounts to Company analyses, comparing reclassification amounts in the analyses to supporting documentation and testing the mathematical accuracy of the analyses. Our audit procedures with respect to the disclosures included agreeing the additional disclosures to the Company's underlying records obtained from management. In our opinion, such reclassifications and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 or 2000 consolidated financial statements of the Company other than with respect to such reclassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP
New York, New York
April 1, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP*
New York, New York
January 30, 2002

*
This audit report is a copy of the previously issued report of Arthur Andersen LLP covering 2001, 2000 and 1999. The predecessor auditors, Arthur Andersen LLP, have not reissued their report.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2002	2001	2000
	(in thousands, except per share data)
Net Operating Revenue:
Stolt-Nielsen Transportation Group:
Tankers	$691,785	$754,867	$691,775
Tank Containers	227,600	214,368	223,708
Terminals	58,549	78,447	59,298

	977,934	1,047,682	974,781

Stolt Offshore	1,437,488	1,255,938	983,420
Stolt Sea Farm	435,706	374,378	325,952
Corporate and other	1,581	418	—

	2,852,709	2,678,416	2,284,153

Operating Expenses:
Stolt-Nielsen Transportation Group:
Tankers	540,581	592,183	581,874
Tank Containers	183,816	173,583	179,586
Terminals	37,576	48,298	35,328

	761,973	814,064	796,788

Stolt Offshore	1,395,007	1,161,553	930,046
Stolt Sea Farm	427,704	350,963	273,425

	2,584,684	2,326,580	2,000,259

Gross Profit	268,025	351,836	283,894

Equity in net income (loss) of non-consolidated joint ventures	13,981	13,014	(3,127)
Administrative and general expenses	(210,636)	(209,499)	(186,125)
Write-off of goodwill	(118,045)	—	—
Write-off of Comex trade name	—	(7,932)	—
Restructuring charges	(9,601)	—	(3,320)
Gain on disposal of assets	10,262	14,275	2,172
Other operating income (expense), net	(3,110)	1,219	744

Income (Loss) from Operations	(49,124)	162,913	94,238

Non-Operating (Expense) Income:
Interest expense	(95,612)	(119,155)	(111,681)
Interest income	2,549	5,297	6,147
Foreign currency exchange gain (loss), net	1,155	(2,056)	(2,039)

	(91,908)	(115,914)	(107,573)

Income (Loss) before Income Tax Provision and Minority Interest	(141,032)	46,999	(13,335)
Income tax provision	(17,969)	(27,561)	(15,374)

Income (Loss) before Minority Interest	(159,001)	19,438	(28,709)
Minority interest	56,196	4,254	16,314

Net Income (Loss)	$(102,805)	$23,692	$(12,395)

Earnings (Loss) per Common Share and Equivalents:
Basic	$(1.87)	$0.43	$(0.23)
Diluted	$(1.87)	$0.43	$(0.23)

Weighted Average Number of Common Shares and Equivalents Outstanding:
Basic	54,930	54,870	54,684
Diluted	54,930	55,303	54,684

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2002	2001
	(in thousands, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$22,873	$24,865
Trade receivables	573,041	566,628
Inventories	231,498	186,695
Receivables from related parties	74,936	67,594
Restricted cash deposits	2,100	1,574
Prepaid expenses	113,971	89,727
Other current assets	11,095	17,733

Total Current Assets	1,029,514	954,816

Fixed Assets, at Cost:
Tankers	1,748,672	2,044,722
Tank containers	102,154	135,661
Terminal facilities	260,642	240,970
Subsea ships and facilities	1,188,607	1,096,329
Seafood facilities	225,841	195,186
Other	59,360	59,032

	3,585,276	3,771,900
Less—accumulated depreciation and amortization	(1,190,151)	(1,260,187)

	2,395,125	2,511,713

Investments in and advances to non-consolidated joint ventures	130,853	130,025
Deferred income tax asset	28,726	36,126
Goodwill and other intangible assets, net	85,957	222,651
Other non-current assets	116,900	116,543

Total Assets	$3,787,075	$3,971,874

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans	$331,985	$284,083
Current maturities of long-term debt and capital lease obligations	165,067	133,016
Accounts payable	434,993	383,272
Accrued voyage expenses	49,314	55,520
Accrued expenses	252,449	188,533
Other current liabilities	30,596	61,390

Total Current Liabilities	1,264,404	1,105,814

Long-term debt and capital lease obligations	1,155,010	1,275,755
Deferred income tax liability	20,737	36,104
Other non-current liabilities	153,965	131,995
Commitments and contingencies
Minority interest	203,140	321,584
Shareholders' Equity:
Founder's shares: no par value—30,000,000 shares authorized, 15,659,549 shares issued and outstanding in 2002 and 15,651,639 shares issued and outstanding in 2001 at stated value	—	—
Common shares: no par value—120,000,000 shares authorized, 62,638,197 shares issued in 2002 and 62,606,559 shares issued in 2001 at stated value	62,639	62,607
Paid-in surplus	340,893	384,199
Retained earnings	778,290	894,897
Accumulated other comprehensive loss	(57,979)	(107,057)

	1,123,843	1,234,646

Less—Treasury stock-at cost, 7,688,810 Common shares in 2002 and 2001	(134,024)	(134,024)

Total Shareholders' Equity	989,819	1,100,622

Total Liabilities and Shareholders' Equity	$3,787,075	$3,971,874

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	(in thousands, except per share data)
Balance, November 30, 1999	$62,255	$347,654	$(134,024)	$911,040	$(45,299)
Exercise of stock options for 172,512 Common shares and 104,226 Class B shares	278	3,190	—	—	—
Issuance of 150,755 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,647)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(39)	—
Dilution of interest in Stolt Offshore	—	32,509	—	—	—
Net loss	—	—	—	(12,395)	—	$(12,395)
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	(48,611)	(48,611)
Unrealized loss on securities	—	—	—	—	(7,079)	(7,079)

Other comprehensive loss						(55,690)

Comprehensive loss						$(68,085)

Balance, November 30, 2000	$62,533	$383,353	$(134,024)	$884,959	$(100,989)
Exercise of stock options for 74,413 Common shares	74	846	—	—	—
Issuance of 7,680,775 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,714)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(40)	—
Net income	—	—	—	23,692	—	$23,692
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	8,554	8,554
Unrealized loss on securities	—	—	—	—	(8,761)	(8,761)
Minimum pension liability adjustment, net of tax of $2,840	—	—	—	—	(4,260)	(4,260)
Transition adjustment upon adoption of SFAS No. 133	—	—	—	—	(5,083)	(5,083)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	3,482	3,482

Other comprehensive loss						(6,068)

Comprehensive income						$17,624

Balance, November 30, 2001	$62,607	$384,199	$(134,024)	$894,897	$(107,057)
Exercise of stock options for 31,638 Common shares	32	312	—	—	—
Issuance of 4,910 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,733)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore	—	(29,372)	—	—	—
Impact of debt to equity conversions with Stolt Offshore	—	(14,246)	—	—	—
Net loss	—	—	—	(102,805)	—	$(102,805)
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	37,896	37,896
Unrealized loss on securities	—	—	—	—	(3,427)	(3,427)
Minimum pension liability adjustment, net of tax of $3,111	—	—	—	—	(5,081)	(5,081)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	19,690	19,690

Other comprehensive income						49,078

Comprehensive loss						$(53,727)

Balance, November 30, 2002	$62,639	$340,893	$(134,024)	$778,290	$(57,979)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2002	2001	2000
	(in thousands, except per share data)
Cash Flows from Operating Activities:
Net Income (Loss)	$(102,805)	$23,692	$(12,395)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation of fixed assets	197,837	201,568	184,224
Amortization of intangible assets	11,294	9,859	8,658
Write-off of goodwill	118,045	—	—
Write-off of Comex trade name	—	7,932	—
Amortization of drydock costs	27,458	20,141	16,161
Provisions for reserves and taxes	(16,871)	(13,048)	4,013
Equity in net (income) loss of non-consolidated joint ventures	(13,981)	(13,014)	3,127
Minority interest	(56,196)	(4,254)	(16,314)
Gain on disposal of assets	(10,262)	(14,275)	(2,172)
Changes in Assets and Liabilities, Net of Effect of Acquisitions and Divestitures:
Decrease (increase) in trade receivables	44,091	(146,350)	21,106
(Increase) decrease in inventories	(41,053)	16,695	(33,716)
(Increase) decrease in prepaid expenses and other current assets	(24,176)	17,740	(32,075)
Increase (decrease) in accounts payable and accrued liabilities	16,671	36,147	20,342
Payments of drydock costs	(38,405)	(31,644)	(12,048)
Dividends from non-consolidated joint ventures	20,829	12,710	2,691
Other, net	4,157	(830)	(8,110)

Net Cash Provided by Operating Activities	136,633	123,069	143,492

Cash Flows from Investing Activities:
Capital expenditures	(122,588)	(202,880)	(285,787)
Proceeds from sales of ships and other assets	158,029	77,001	71,975
Acquisition of subsidiaries, net of cash acquired	(2,234)	(80,658)	(120,374)
Settlement of share price guarantees by Stolt Offshore	(60,557)	—	—
Investment in and advances to affiliates and others, net	1,543	(31,156)	(12,380)
Decrease (increase) in restricted cash deposits	(179)	2,546	(2,583)
Other, net	(2,178)	(9,214)	(9,110)

Net Cash Used in Investing Activities	(28,164)	(244,361)	(358,259)

Cash Flows from Financing Activities:
Increase in loans payable to banks, net	45,234	144,167	14,266
Repayment of long-term debt	(109,920)	(82,157)	(243,240)
Principal payments under capital lease obligations	(24,066)	(9,510)	(11,478)
Proceeds from issuance of long-term debt—ship financing/other	50,242	77,546	473,496
Repurchase of shares by Stolt Offshore	(56,493)	—	—
Proceeds from exercise of stock options in the Company and Stolt Offshore	449	1,308	5,464
Dividends paid to SNSA shareholders	(13,802)	(13,754)	(13,686)
Dividends paid to minority interests	(2,352)	—	—

Net Cash (Used In) Provided by Financing Activities	(110,708)	117,600	224,822

Effect of exchange rate changes on cash	247	(213)	(1,657)

Net Increase (Decrease) in Cash and Cash Equivalents	(1,992)	(3,905)	8,398
Cash and cash equivalents at beginning of year	24,865	28,770	20,372

Cash and Cash Equivalents at End of Year	$22,873	$24,865	$28,770

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    THE COMPANY

        Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") are primarily engaged in three businesses: Transportation, Offshore Construction, and Seafood.

        The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

        The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA" or "Stolt Offshore"), a subsidiary in which the Company held a 63% economic interest and a 69% voting interest as of November 30, 2002. SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection and maintenance services.

        The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, sole and tilapia.

        In addition, in early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption "Corporate and Other" throughout the financial statements and notes.

2.    SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements include the financial statements of all majority-owned companies, unless the Company is unable to control the operations, after the elimination of all significant intercompany transactions and balances.

        SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service, participants in the deep-sea intercontinental market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 2002, 2001, and 2000, SNTG received approximately 80%, 74% and 70%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been consolidated in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants. These provisions were approximately $71.9 million, $100.3 million, and $102.6 million for the years ended November 30, 2002, 2001, and 2000, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $40.5 million, $42.0 million, and $37.1 million. The amounts distributed are net of commissions to SNTG of $2.2 million in 2002, $2.0 million for 2001, and $2.3 million for 2000. As of November 30, 2002 and 2001, the net amounts payable to participants in which SNTG holds an equity interest for amounts to be distributed by the Joint Service were $2.7 million and $3.4 million, respectively. Total amounts payable to minority Joint Service participants, other than those in which SNTG holds an equity interest, were $2.0 million and $0.5 million as of November 30, 2002 and 2001, respectively. These amounts are included in "Other current liabilities" in the accompaying consolidated balance sheets as of November 30, 2002 and 2001.

Revenue Recognition

        SNTG—Tankers    Revenues from tanker operations are shown in the consolidated statements of operations net of commissions, sublet costs, transshipment, and barging expenses of $55 million, $63 million and $53 million for the years ended November 30, 2002, 2001 and 2000, respectively.

        The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2002 and 2001, deferred revenues of $25.2 million and $29.9 million, respectively, are included in "Accrued expenses" in the accompanying consolidated balance sheets.

        SNTG—Tank Containers    Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

        SNTG—Terminals    Revenues for terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

        SOSA    Long-term contracts of SOSA are accounted for using the percentage-of-completion method. SOSA applies Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Construction-Type Contracts." Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. Provisions for anticipated losses are made in the period in which they become known. A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue when realization is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable. The financial reporting of SOSA's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and profits are subject to revisions as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known.

        SSF    SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) and DDP (Delivered Duty Paid) customer. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

        Corporate and Other    OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Concentration of Credit Risk

        The Company's trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information. Management does not believe significant risk exists in connection with the Company's concentrations of credit at November 30, 2002.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgements, including those related to the percentage of completion accounting for construction contracts, tanker voyage accounting and container move cost estimates, bad debts, inventories and fish mortality, investments in non-consolidated joint ventures, intangible assets, income taxes, impairment charges, restructuring costs, pension benefits, and contingencies and litigation. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Legal and Environmental Matters

        Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities accrued for legal matters require judgments regarding projected outcomes and range of loss based on historical experience and recommendations of legal counsel. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Notes 17 and 18.

Foreign Currency Translation

        SNSA, incorporated in Luxembourg, has U.S. Dollar share capital and dividends are expected to be paid in U.S. Dollars. SNSA's reporting currency and functional currency is the U.S. Dollar.

        The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive income (loss)" as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss), net" in the accompanying consolidated statements of operations.

Capitalized Interest

        Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $0.2 million, $4.1 million, and $8.0 million of interest in fiscal years 2002, 2001, and 2000, respectively.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting For Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

        Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Earnings per Share

        Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the period for all potentially dilutive shares and equivalents outstanding during the period using the treasury stock method. As further discussed in Note 21, Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common shareholders.

        All share data, per share data and other references throughout these financial statements have been restated to reflect the share reclassification on March 7, 2001 whereby Class B Shares were reclassified to Common Shares on a one-for-one basis.

        The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

	For the years ended November 30,
	2002	2001	2000
	(in thousands, except per share data)
Net Income (Loss)	$(102,805)	$23,692	$(12,395)
Less: Dividends on Founder's shares	(69)	(40)	(39)

Net income (loss) attributable to Common shareholders	$(102,874)	$23,652	$(12,434)

Basic weighted average shares outstanding	54,930	54,870	54,684
Dilutive effect of options issued to executives (Note 22)	—	433	—

Diluted weighted average shares outstanding	54,930	55,303	54,684

Basic Earnings (loss) per share	$(1.87)	$0.43	$(0.23)
Diluted Earnings (loss) per share	(1.87)	0.43	(0.23)

        Outstanding options to purchase 2,630,003 shares were not included in the computation of diluted earnings per share at November 30, 2001 because to do so would have been antidilutive. The diluted loss per share for the years ended November 30, 2002 and 2000 do not include common share equivalents in respect to share options of 181,561 and 571,825, respectively, as their effect would be antidilutive. All outstanding options to purchase 3,423,080 and 2,501,144 shares were excluded from the calculation of diluted EPS in 2002 and 2000, respectively, as the Company incurred net losses in these years. Refer to Note 22, "Stock Option Plan" for further discussion.

Cash and Cash Equivalents

        Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory

        SOSA inventories and work in progress are stated at the lower of cost or market value. Costs are determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset. Mobilizations relate to costs incurred to prepare and mobilize vessels for new contracts. These costs are recognized as operating expenses over the estimated primary term of the contract.

        SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

        Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

Depreciation of Fixed Assets

        Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below unless the term of the lease is shorter.

        Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

SNTG
Parcel Tankers and Barges	20 to 25 years
Tank Containers	20 years
Terminal Facilities:
Tanks and structures	35 to 40 years
Other support equipment	10 to 35 years
Other Assets	3 to 10 years
SOSA
Construction Support Ships:
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Trunkline barges and anchor ships	7 to 20 years
Operating Equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years
SSF
Transportation equipment	4 to 7 years
Operating equipment	4 to 10 years
Buildings	20 years
Other Assets	4 to 10 years

        Ships are depreciated to a residual value of approximately 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

        Depreciation expense, which excludes amortization of capitalized drydock costs, for the years ended November 30, 2002, 2001, and 2000, was $197.8 million, $201.6 million, and $184.2 million, respectively.

        Drydock costs are capitalized under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $27.5 million, $20.1 million, and $16.2 million for the years ended November 30, 2002, 2001, and 2000, respectively. The unamortized portion of capitalized drydock costs of $62.1 million and $51.0 million is included in "Other non-current assets" in the accompanying consolidated balance sheets at November 30, 2002 and 2001, respectively.

        Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2002, 2001, and 2000, were $83.2 million, $79.9 million, and $76.2 million, respectively, and are included in "Operating Expenses" in the accompanying consolidated statements of operations.

Research and Development Costs

        The costs for research and development are expensed as incurred.

Software and Website Development Costs

        The Company accounts for costs of developing internal use software and its websites in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Emerging Issues Task Force Issue No. 00-2, "Accounting for Website Development Costs." Accordingly, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the expected useful life of the software, generally between three and five years. Such costs capitalized amounted to $2.2 million and $6.8 million in 2001 and 2000, respectively. No such costs were capitalized in 2002. Costs associated with the repair or maintenance of the existing website or the development of website content are expensed as incurred.

Financial Instruments

        The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

        For each derivative contract the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity, amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

        Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Other comprehensive income (loss)" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in income.

        The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap. Interest rate swap contracts match the maturity of the underlying debt.

        The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Other comprehensive income (loss)" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying cost of the bunker fuel costs.

        Refer to Note 24, "Financial Instruments" for further discussion.

Consolidated Statements of Cash Flows

        Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2002	2001	2000
	(in thousands)
Interest, net of amounts capitalized	$90,346	$117,043	$102,279
Income taxes	17,640	20,718	35,165

        SOSA Class A shares issued in connection with the acquisitions of ETPM S.A. and Danco A/S in 2000 amounted to $139.1 million. Debt assumed in the SOSA acquisition of ETPM S.A. amounted to $89.4 million in 2000, and capital lease obligations assumed in 2000 amounted to $32.0 million.

        Debt assumed in SSF acquisitions in 2001 and 2000 amounted to $9.4 million and $4.2 million, respectively.

Investment Securities

        The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Material unrealized gains and losses, net of tax, if applicable, are recorded as a separate component of "Other comprehensive income (loss)" until realized. As of November 30, 2002 and 2001, available-for-sale investments of $17.2 million and $18.1 million are included in "Other non-current assets" in the accompanying consolidated balance sheets.

Investments in Non-consolidated Joint Ventures

        The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

Impairment of Investments in Non-consolidated Joint Ventures

        The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted cash flows for the joint venture. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which include patents and trademarks, for all acquisitions completed prior to July 1, 2001, were amortized on a straight-line basis, over periods of five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected related future undiscounted cash flows. Total amortization of goodwill and other intangible assets was $11.3 million, $9.9 million, and $8.7 million in 2002, 2001 and 2000, respectively.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

        In accordance with SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of," long-lived assets, certain identifiable intangibles and goodwill related to these assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company determines a current market value for the asset or estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Stock-Based Compensation

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 (Note 22).

Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income", established rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders' equity.

        Accumulated other comprehensive loss, as of November 30, 2002 and 2001, consisted of the following;

	2002	2001
	(in thousands)
Cumulative translation adjustments, net	$(51,362)	$(89,258)
Unrealized loss on securities	(15,365)	(11,938)
Minimum pension liability, net of tax	(9,341)	(4,260)
Net unrealized gain (loss) on cash flow hedges	18,089	(1,601)

	$(57,979)	$(107,057)

Future Adoption of New Accounting Standards

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changes the method by which companies may recognize intangible assets in business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. Amortization of all existing and newly acquired goodwill on a prospective basis will cease as of December 1, 2002, and thereafter all goodwill and intangibles with indefinite lives must be tested for impairment at least annually, based on the fair value of the reporting unit associated with the respective intangible asset. The effect of the non-amortization provisions on 2003 income cannot be forecasted at this time because acquisitions may occur in 2003. If these statements had been applied to goodwill in prior years, management believes full year net income would have increased by approximately $11.3 million, $9.9 million and $8.7 million or $0.21, $0.18 and $0.16 per share for 2002, 2001 and 2000, respectively.

        Also in June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is incurred. The fair value of a liability for an asset retirement obligation must be recognized in the period in which it is acquired if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company plans to adopt this standard effective December 1, 2002.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets." This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supercedes the accounting/reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of, but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The Company plans to adopt this standard effective December 1, 2002.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No.13, and Technical Corrections as of "April 2002" ("SFAS No.145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and

Infrequently Occurring Events and Transactions." In addition, SFAS No.145 amends SFAS No.13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No.145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issue Task Force ("EITF") Issue No. 94-3, "Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company plans to adopt this standard effective December 1, 2002, and does not anticipate that there will be a material impact on its results of operations or its financial position.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are currently assessing the impact of FIN 45, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position or results of operations.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")" ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. The Company will apply the interpretation to pre-existing VIEs as of the beginning of the Company's fourth quarter of 2003. If existing arrangements are not modified, FIN 46 will require certain leases of the Company to be recorded on the balance sheet, as disclosed further in Note 16.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No.123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Since the Company is continuing to account for stock-based compensation according to APB No. 25, the adoption of SFAS No. 148 will require the Company to provide prominent disclosure about the effects of SFAS No. 123 on reported income. SFAS No. 148 shall be effective for fiscal years ending after December 15, 2002.

Presentation of Financial Statements

        The 2000 and 2001 consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2002 presentation as follows:

  •
  Reclassification of gain on disposals of assets of $14.3 million and $2.2 million in 2001 and 2000, respectively, from "Non-operating (expense) income" to "Gain on disposal of assets", within "Income (loss) from operations" in the consolidated statement of operations.

  •
  Reclassification of other income (loss) of $1.2 million and $0.7 million in 2001 and 2000, respectively, from "Non-operating (expense) income" to "Other operating income (expense), net" within "Income (loss) from operations" in the consolidated statement of operations.

  •
  Reclassification of "Dividends from non-consolidated joint ventures" of $12.7 million and $2.7 million in 2001 and 2000, respectively, from "Net cash used in investing activities" to "Net cash provided by operating activities" in the consolidated statements of cash flows

  •
  Disclosures in Note 8, "Trade Receivables" to present unbilled receivables of $215.1 million in 2001 and unbilled receivables due in respect of disputed variation orders and claims of SOSA of $4.4 million in 2001.

  •
  Reclassifications within the table reconciling the Company's effective tax rate to the statutory tax rate in Note 7, "Income taxes".

  •
  Reclassification of "Investments in and advances to non-consolidated joint ventures" of $130.0 million and "Other non-current assets" of $116.5 million from "Investments in non-consolidated joint ventures and other assets" in the consolidated balance sheet for 2001.

  •
  Reclassification of "Accrued expenses" of $188.5 million and "Other current liabilities" of $61.4 million from "Other accrued and current liabilities" in the consolidated balance sheet for 2001.

  •
  Reclassification of "Prepaid expenses" of $89.7 million and "Other current assets" of $17.7 million from"Prepaid expenses and other current assets" in the consolidated balance sheet for 2001.

3.    BUSINESS ACQUISITIONS

SOSA-NKT Acquisition

        On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 SOSA Class A Shares, with an average guaranteed value of $14.475 per share for a value of $25.5 million. The Class A Shares have subsequently been converted to SOSA Common Shares on a one-for-one basis.

        The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition. The Company accounts for the investment in NKT as a non-consolidated joint venture under the equity method.

        On February 20, 2002, SOSA paid cash of $3.4 million to repurchase 249,621 of its Common Shares previously issued to NKT Holdings A/S at a guaranteed price of $13.65 per share, as shown in the below table. $1.6 million related to the settlement of the minimum share price guarantee, being the difference between the guarantee price and the market price of SOSA Common Shares on February 20, 2002. The remaining $1.8 million represented the market value of the shares repurchased. These shares were subsequently sold to SNSA, SOSA's majority shareholder, on November 19, 2002.

        As of November 30, 2002, SOSA continued to have an obligation for an average guaranteed value of $15.30 per share over 879,121 Common Shares. NKT Holdings A/S has advised SOSA of its intention to sell all of these shares as permitted by the NKT acquisition agreement. SOSA in turn has notified NKT Holdings A/S that it will organize the sale and it is SOSA's intention to buy the shares back in the second quarter of 2003. The transaction will be funded through the use of existing credit facilities of SOSA.

SOSA-ETPM Acquisition

        On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM was subsequently acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired by SOSA on February 4, 2000.

        The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 SOSA Class A Shares, which have subsequently been converted to SOSA Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the Seaway Polaris and the DLB 801, with an early purchase option after two years.

        The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. There was no goodwill associated with this transaction. As a result of the share price guarantee, the Company recorded an addition to Paid in Surplus.

        On May 3, 2002, SOSA paid cash of $113.6 million to repurchase the 6,142,857 of its Common Shares previously issued to Vinci, as shown in the below table. $58.9 million related to the settlement of the minimum share price guarantee. The remaining $54.7 million paid represented the market value of the shares repurchased. These shares were subsequently sold to SNSA during 2002.

        The impact of SOSA's share repurchases on the financial statements of SNSA is summarized in the following table.

	Guaranteed price	Market price on date of repurchase	Number of SOSA Shares purchased	Repurchase of shares by Stolt Offshore	Settlement of share price guarantees by Stolt Offshore	Total Paid
				(in thousands)	(in thousands)	(in thousands)
NKT Holdings A/S	$13.65	$7.05	249,621	$1,760	$1,647	$3,407
Groupe Vinci S.A.	$18.50	$8.91	6,142,857	54,733	58,910	$113,643

Total			6,392,478	$56,493	$60,557	$117,050

        Any future settlement due to the minimum share price guarantee will be made in cash. Cash payments made in connection with the share price guarantee, if warranted, will reduce the Company's Paid in Surplus. As a result of the settlement of the share price guarantees in 2002 by Stolt Offshore, the Company recorded a reduction to SNSA's Paid-in Surplus of $29,372.

        During 2002, as part of the transactions to settle the share price guarantees in respect of the acquisitions of ETPM and NKT, as described above, SOSA repurchased 6,392,478 SOSA Common Shares which were subsequently issued to the Company as a partial repayment of $38.4 million of a total intercompany loan of $64.0 million. In November 2002, SOSA issued 6,019,287 SOSA Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees. SNSA holds a 63% economic interest in SOSA after the above transactions.

        During 2000, the Company converted $200 million of an intercompany loan with SOSA for 19,775,223 Common Shares.

SOSA-Paragon and Litwin Acquisitions

        In 2001, SOSA paid $16.7 million to acquire two engineering services companies, Paragon Engineering Services, Inc. and Ingerop Litwin. These acquisitions generated $10.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions of SOSA amounted to $45.0 million and $28.3 million, respectively.

SSF Acquisitions

        In 2001 SSF paid $80.6 million for several acquisitions, mainly including Australian Bluefin Pty Ltd., a company involved in the ranching of southern bluefin tuna in Australia, and Sociedad Pesquera Eicosal SA, a producer of Atlantic salmon, salmon trout and coho in Chile. These acquisitions generated $58.5 million of goodwill and intangible assets.Total assets acquired and liabilities assumed in the 2001 acquisitions of SSF amounted to $104.9 million and $24.3 million, respectively. Debt assumed in the SSF acquisitions amounted to $9.4 million.

4.    GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill and other intangible assets, net of accumulated amortization, is as follows:

	As of November 30,
	2002	2001
	(in millions)
Goodwill and other intangible assets	$101.0	$255.1
Accumulated amortization	(15.0)	(32.4)

Total	$86.0	$222.7

Impairment of Goodwill

        The Company incurred goodwill write-offs of $118.0 million in 2002, including $106.4 million for SOSA, $7.8 million for SSF, $3.1 million for SNTG, and $0.7 million relating to other corporate investments in SSF.

SOSA

        During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Inc. ("Ceanic"). The remainder of the impairment related to the write-off of goodwill arising on the acquisition of NKT and PT Komaritim Indonesia ("PT Komaritim").

        Several factors were taken into account in the decision to record an impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then, the Gulf of Mexico offshore market has experienced an unprecedented downturn. As a result, the North America Region was loss-making for the 3 years ended November 30, 2001, and again performed below management's expectations and incurred losses in 2002. Recent market analysts' reports indicate that the major oil companies are directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. SOSA foresees no significant upturn in demand in the Gulf of Mexico market in 2003, and has therefore revised earlier assumptions of long term market growth. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. SOSA's strategy is still to maintain a strong competitive presence in the Gulf of Mexico, and is planning to expand its service offering to the ultra-deepwater market in this and other regions, including ship-board Radial Friction Welding. This goodwill was previously amortized over 25 years on a straight-line basis.

        The NKT joint venture has been loss-making since SOSA acquired its 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected, with the result that the joint venture has suffered from excess production capacity and has not met its performance targets. During 2002, NKT management revised its strategy to focus on efficiency on the basis of slower growth in the next few years than initially forecast. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

        SOSA's PT Komaritim subsidiary in Indonesia has been loss-making for several years, and in 2002 once again under-performed management's expectations. The Indonesian market is still characterized by high competition in the shallow water sector, an environment in which SOSA is unable to fully leverage its technology and core expertise. SOSA determined, on the basis of discounted cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SSF

        During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill on acquisition of such activities. As a result, impairment charges totalling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on acquisitions in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising on the acquisition of DE Salmon in the state of Maine, U.S. ("DE Salmon").

        Gaelic Seafoods Limited and Harlosh Salmon Limited were acquired in December 1997 and February 2001, respectively. SSF has performed an impairment test based on the discounted cash flow projections and determined that the goodwill associated with these acquisitions in Scotland was fully impaired. An impairment adjustment of $6.3 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

        DE Salmon was acquired in September 1999. SSF determined, on the basis of discounted cash flows, that the goodwill associated with this acquisition was fully impaired, and a charge of $1.5 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SNTG

        In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company being its fleet of tank containers. On the basis of this early disposal of the assets by the French subsidiary, an impairment review of the goodwill was undertaken on this acquisition and an impairment charge of $3.1 million was recorded.

Impairment of Other Intangible Assets

        During the year ended November 30, 2001, in light of the increased worldwide recognition of the Stolt Offshore name and the discontinuation of the use of the Comex name, SOSA reviewed the carrying value of its former trade name Comex for possible impairment. SOSA determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-off of the trade name, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Prior to the write-off, this asset was being amortized over 30 years on a straight-line basis.

5.    GAIN ON DISPOSAL OF ASSETS

        Gain on disposal of assets is comprised of the following:

	For the years ended November 30,
	2002	2001	2000
	(in thousands)
Sale of SNTG ships	$141	$430	$438
Sale of SNTG tank containers	374	323	—
Sale of SNTG terminals	655	12,204	—
Sale of SOSA assets	8,003	1,234	572
Sale of other assets	1,089	84	1,162

	$10,262	$14,275	$2,172

        During 2002 the Company recorded a gain on sale of other assets on SNTG of approximately $1.1 million primarily associated with the sale of a Company apartment in Singapore.

        In addition, SOSA recorded a gain of $8.0 million relating to the sale of assets of Big Inch Marine Systems, Inc.

        In 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pretax gain of $12.2 million, $7.3 million after tax. The Company also recorded a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA. In 2000, SNTG sold tank containers for $49.6 million, which approximated their carrying value, and such tank containers were subsequently leased back.

        In February 2001, the Company sold approximately 19% of its interest in OLL to Aspen Technology Inc. ("AspenTech"). Under certain conditions, the purchase price is refundable to AspenTech in 2006 by OLL. As such, no gain has been recognized in connection with the sale. Additionally, due to the Company's obligation to fund OLL and the potential refund by OLL to AspenTech of the purchase price, the Company has recognized 100% of OLL's losses each year, without a reduction for minority interest. The deferred gain on the original transaction, which amounted to $9.5 million, is included in "Other non-current liabilities" in the accompanying consolidated balance sheets as of November 30, 2002 and 2001.

6.    RESTRUCTURING CHARGES

        In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January, 2002. A total of $9.6 million has been incurred for severance, relocation and other costs through November 30, 2002. Substantially all of these charges were expensed and paid in 2002. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees.

        In 2000, SOSA recorded restructuring charges of $3.3 million related to the integration of ETPM. The reorganization program removed duplicate capacity in the U.K. and SEAME regions. SOSA recorded redundancy costs of $0.9 million to eliminate duplicate functions in the U.K., and $1.7 million to close SOSA's Marseilles, France office, while transferring all operational and administrative functions for the SEAME region to Paris, France, which was the ETPM administrative headquarters. Additionally, integration costs of $0.7 million were incurred in the introduction of common information and reporting systems and standardization of processes across the enlarged SOSA organization. Substantially all of the charges were expensed and paid in the year ended November 30, 2000.

7.    INCOME TAXES

        The following tables present the United States and foreign components of the income tax provision for the fiscal years ended 2002, 2001 and 2000 by business segment:

	For the year ended November 30, 2002
	SNTG	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$6,081	$1,340	$—	$7,421
Non-U.S.	3,060	12,724	5,041	20,825
Deferred:
U.S.	—	10,781	1,107	11,888
Non-U.S.	—	(16,687)	(5,478)	(22,165)

Income tax provision	$9,141	$8,158	$670	$17,969

	For the year ended November 30, 2001
	SNTG	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$4,582	$—	$135	$4,717
Non-U.S.	978	25,052	6,699	32,729
Deferred:
U.S.	—	—	(4,021)	(4,021)
Non-U.S.	—	(4,433)	(1,431)	(5,864)

Income tax provision	$5,560	$20,619	$1,382	$27,561

	For the year ended November 30, 2000
	SNTG	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$6,036	$13	$303	$6,352
Non-U.S.	1,227	12,940	4,748	18,915
Deferred:
U.S.	—	(5,953)	—	(5,953)
Non-U.S.	4,500	(10,778)	2,338	(3,940)

Income tax provision (benefit)	$11,763	$(3,778)	$7,389	$15,374

        The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2002	2001	2000
	(in thousands)
Income (loss) before income tax provision and minority interest	$(141,032)	$46,999	$(13,335)

Tax at U.S. federal rate (35%)	$(49,361)	$16,450	$(4,667)

Differences between U.S. and non-U.S. tax rates	3,444	2,279	4,322
U.S./Non-U.S. source shipping and other income not subject to income tax	(14,054)	(35,987)	(15,592)
Losses not benefited and increase in valuation allowance	50,727	39,031	22,320
Change to U.K. tonnage tax regime	(21,307)	(15,200)	—
Imputed interest deduction	—	(5,381)	(5,142)
Withholding and other taxes	8,805	10,434	9,150
Non-deductible amortization and impairment of goodwill and other intangibles	38,909	4,986	3,424
Adjustments to estimates relative to prior years	—	11,219	2,286
Other, net	806	(270)	(727)

Income tax provision	$17,969	$27,561	$15,374

        Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the U.S. Internal Revenue Code of 1986, as amended, effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements.

        The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. The Internal Revenue Service has examined those requirements through fiscal 1992 and have not proposed any adjustments. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

        The Company and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provision for income taxes have been made for all open years.

        The components of the Company's deferred tax assets and liabilities as of November 30, 2002 and 2001 are as follows:

	As of November 30, 2002
	SNTG	SOSA	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$6,221	$62,979	$16,275	$85,475
Other timing differences	11,628	33,036	3,272	47,936

Gross deferred tax assets	17,849	96,015	19,547	133,411
Valuation allowances	(6,200)	(74,275)	(330)	(80,805)

Deferred tax assets—net	11,649	21,740	19,217	52,606

Deferred Tax Liabilities:
Differences between book and tax depreciation	(19,093)	(25,828)	(6,936)	(51,857)
U.S. State deferred taxes	(3,580)	—	—	(3,580)

Deferred tax liabilities	(22,673)	(25,828)	(6,936)	(55,437)

Net deferred tax (liability)/asset	$(11,024)	$(4,088)	$12,281	$(2,831)

Current deferred tax asset	$531	$—	$2,137	$2,668
Non-current deferred tax asset	1,993	3,101	23,632	28,726
Current deferred tax liability	—	—	(13,488)	(13,488)
Non-current deferred tax liability	(13,548)	(7,189)	—	(20,737)

	$(11,024)	$(4,088)	$12,281	$(2,831)

        In fiscal 2001, the Company's U.K. shipping subsidiaries elected to join the U.K. tonnage tax regime, under which taxable income is computed by reference to vessel tonnage rather than by reference to profits. As a result, the Company released $15.2 million of the deferred tax liability associated with the U.K. shipping subsidiaries electing into the regime. In fiscal 2002, the Company released an additional $21.3 million of deferred tax liability as such liability was determined to no longer be necessary pursuant to the tonnage tax regime.

        The U.K. tonnage tax regime includes a provision whereby a proportion of tax depreciation previously claimed by the Company may be subject to tax in the event that a significant number of vessels are sold and are not replaced. At November 30, 2002, the contingent liability associated with the related vessels was $46.2 million, of which $8.0 million is recognized in the financial statements as the deferred tax liability in respect of anticipated non tonnage tax use of those ships. The contingent liability related to the tonnage tax regime decreases over the first seven years following entry into the tonnage tax regime, to nil. As management has no current intention to dispose of the vessels, no provision has been made for this contingent liability.

	As of November 30, 2001
	SNTG	SOSA	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$3,575	$77,128	$21,736	$102,439
Differences between book and tax depreciation	—	—	12,868	12,868
Other timing differences—net	4,068	38,118	—	42,186

Gross deferred tax assets	7,643	115,246	34,604	157,493
Valuation allowances	(3,575)	(57,142)	(3,323)	(64,040)

Deferred tax assets—net	4,068	58,104	31,281	93,453

Deferred Tax Liabilities:
Differences between book and tax depreciation	(17,143)	(63,290)	—	(80,433)
U.S. State deferred taxes	(3,696)	—	—	(3,696)
Other timing differences	—	—	(24,302)	(24,302)

Deferred tax liabilities	(20,839)	(63,290)	(24,302)	(108,431)

Net deferred tax (liability)/asset	$(16,771)	$(5,186)	$6,979	$(14,978)

Current deferred tax asset	$199	$2,622	$1,138	$3,959
Non-current deferred tax asset	940	10,386	24,800	36,126
Current deferred tax liability	—	—	(18,959)	(18,959)
Non-current deferred tax liability	(17,910)	(18,194)	—	(36,104)

	$(16,771)	$(5,186)	$6,979	$(14,978)

        Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends.

        As of November 30, 2002, SNTG, SOSA and SSF had approximately $18.3 million, $186.0 million and $60.0 million, respectively, of net operating loss carryforwards for tax purposes, which, if they remain unused will expire as follows:

	SNTG	SOSA	SSF	Total
	(in thousands)
2003	$3	$809	$8,753	$9,565
2004	3	12,677	5,139	17,819
2005	3	15,248	7,718	22,969
2006	3	187	1,478	1,668
2007	3	7,645	12,719	20,367
Thereafter	6	103,753	12,543	116,302
Indefinite carryforward	18,242	45,671	11,663	75,576

Total	$18,263	$185,990	$60,013	$264,266

        As of November 30, 2002, the $18.2 million of NOLs related to SNTG's operations in Brazil have been fully reserved.

        The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance increased to $80,805 in fiscal 2002 from $64,040 in fiscal 2001. The increase in the valuation allowance results from an increase in the net operating loss and other deferred tax assets that may not be realized.

        As of November 30, 2002, the current deferred tax asset of $2.7 million is included within "Other current assets." The current deferred tax liability of $13.5 million is included within "Other current liabilities."

8.    TRADE RECEIVABLES

        Trade receivables at November 30, 2002 and 2001 of $573.0 million and $566.6 million, respectively, are net of allowances for doubtful accounts of $13.5 million and $15.2 million, respectively. Included in trade receivables at November 30, 2002 and 2001 was $261.9 million and $215.1 million, respectively, of unbilled receivables. Included within the unbilled trade receivables at November 30, 2002 and 2001, was $46.2 million and $4.4 million relating to unbilled receivables due in respect of disputed variation orders and claims of SOSA. SOSA has obtained an independent party's report to corroborate management assertions on the amount of variation orders and claims for which recovery is both probable and could be reliably estimated.

9.    INVENTORIES

        Inventories at November 30, 2002 and 2001 consisted of the following:

	2002
	SNTG	SOSA	SSF	Total
	(in thousands)
Raw materials	$114	$—	$6,471	$6,585
Consumables	129	16,817	1,392	18,338
Work-in-progress	54	708	—	762
Seafood biomass	—	—	138,362	138,362
Finished goods	—	—	67,451	67,451

	$297	$17,525	$213,676	$231,498

	2001
	SNTG	SOSA	SSF	Total
	(in thousands)
Raw materials	$77	$—	$6,023	$6,100
Consumables	248	21,197	735	22,180
Work-in-progress	21	4,227	—	4,248
Seafood biomass	—	—	126,206	126,206
Finished goods	—	—	27,961	27,961

	$346	$25,424	$160,925	$186,695

10.    RESTRICTED CASH DEPOSITS

        Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.

11.    INVESTMENTS IN AND ADVANCES TO NON-CONSOLIDATED JOINT VENTURES

        Investments in and advances to non-consolidated joint ventures include the following:

	As of November 30,
	Geographic Location	Ownership %	2002	2001
	(in thousands)
Tankers
Stolt-Nielsen Asia Pacific Inc.	Singapore	50%	$7,792	$9,985
NYK Stolt Tankers S.A.	Japan	50%	24,988	18,649
Chemical Transporter Ltd.	Sweden	25%	1,365	1,365
Stolt Neva River Tanker Ltd.	Bermuda	60%	179	179
Edgewater Park Associates Inc.	United States	50%	2,013	2,139
SIA LAPA Ltd.	Latavia	49%	1,223	791
Seabulk International Inc.	United States	33%	1,599	1,149
Stolt Marine Tankers LLC	United States	25%	5,584	6,313

			44,743	40,570
Tank Containers
N.C. Stolt Transportation Services Co., Ltd.	Japan	50%	487	436
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35%	601	526
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50%	225	263

			1,313	1,225
Terminals
Dovechem Stolthaven Ltd.	Singapore/China	37%	33,564	31,989
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50%	16,937	15,287
Stolthaven Westport Sdn. Bhd.	Malaysia	40%	2,539	2,282

			53,040	49,558
SOSA
NKT Flexible I/S	Denmark, Corporate	49%	5,827	18,379
Mar Profundo Girassol	West Africa, SEAME	50%	8,618	9,580
Sonamet	West Africa, SEAME	55%	(501)	(7,458)
Sonastolt	West Africa, SEAME	55%	6,331	6,150
Seaway Heavy Lifting Limited	Cyprus, Corporate	30%	2,600	3,191
Stolt/Subsea 7	Norway	50%	1,551	2,597
Kingfisher D.A.	Norway	50%	4,346	3,130
Other	SEAME, Norway	—	2	(40)

			28,774	35,529
SSF
Engelwood Packing Co. Ltd.	Canada	50%	1,039	833
Landcatch Chile Ltda.	Chile	50%	1,109	1,348
Midt-Finnmark Smolt AS	Norway	37%	800	866

			2,948	3,047
Other			35	96

Total			$130,853	$130,025

        In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

        The Company's share of equity in the net loss of NKT Flexibiles I/S includes $8.1 million, before minority interest in Stolt Offshore, in respect of fixed asset impairment charges recorded by the joint venture. This is in addition to the impairment charge of $1.8 million on the NKT investment as discussed in Note 4.

        Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the non-consolidated joint ventures' financial statements, is as follows:

        Income statement data:

	For the years ended November 30,
	2002	2001	2000
	(in millions)
Net operating revenue	$545	$506	$552
Gross profit	107	71	50
Net income	21	39	10

        Balance sheet data:

	As of November 30,
	2002	2001
	(in millions)
Current assets	$241	$271
Non-current assets	562	304
Current liabilities	295	298
Non-current liabilities	376	210

        The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2002	2001	2000
	(in millions)
Charter hire revenue	$29.5	$39.5	$72.0
Tank container cleaning station revenue	3.6	3.4	2.0
Rental income (from office building leased to the Company)	2.4	2.4	2.3
Charter hire expense	79.8	60.6	56.3
Management and other fees	40.5	63.0	41.1
Freight and Joint Service Commission	1.4	3.2	3.8
Interest expense	0.4	0.2	1.3

        The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	As of November 30,
	2002	2001
	(in millions)
Amounts due from the Company	$2.3	$14.3
Amounts due to the Company	104.4	91.7

        Included within "Amounts due to the Company" is $74.9 million and $67.6 million at November 30, 2002 and 2001, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties." The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures".

12.    EMPLOYEE AND OFFICER LOANS

        Included in "Other current assets" are loans to employees of $2.5 million and $4.7 million as of November 30, 2002 and 2001, respectively. In addition, included in "Other non-current assets" are loans to employees of $1.3 million and $0.9 million as of November 30, 2002 and 2001, respectively.

13.    SHORT-TERM BANK LOANS AND LINES OF CREDIT

        Loans payable to banks, which amounted to $332.0 million, and $284.1 million at November 30, 2002 and 2001, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.0% to 12% for 2002, and from 1.4% to 7.8% for 2001. The weighted average interest rate was 2.5% and 4.7% for the years ended November 30, 2002 and 2001, respectively.

        As of November 30, 2002, the Company had various credit lines, including committed lines, ranging through 2005 totaling $1,075.2 million, of which $408.1 million was available for future use. Commitment fees for unused lines of credit were $1.9 million, $1.5 million and $2.0 million for the years 2002, 2001 and 2000, respectively.

        Of the $1,075.2 million of credit lines available at November 30, 2002, $705 million are committed beyond one year. The remainder consists of: a $180 million SNTG revolving credit line maturing on November 26, 2003 which the Company plans to renew; a $55 million reduction of a $385 million SOSA revolving credit line effective August 31, 2003; and $135.2 million of various credit facilities subject to renewal periodically.

        Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability to draw funds from time to time. Of the amounts drawn down under these facilities, $335 million has been classified as long-term debt in connection with a revolving credit agreement expiring in 2005. The Company has the ability and the intent to classify the amount drawn under this agreement as long-term debt.

14.    LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

        Long-term debt and capital lease obligations, as of November 30, 2002 and 2001, consisted of the following:

	2002	2001
	(in thousands)
Senior unsecured notes
On 11/30/02 interest rates ranged from 7.46% to 8.98%, maturities vary through 2013	$466,600	$504,000
Revolving credit agreement
On 11/30/02, the weighted average interest rate was 2.97%	335,000	335,000
Preferred ship fixed rate mortgages
On 11/30/02 fixed interest rates ranged from 4.5% to 8.52%, maturities vary through 2013	223,882	263,384
Preferred ship variable rate mortgages
On 11/30/02 interest rates ranged from 2.29% to 4.5%, maturities vary through 2013	211,795	172,095
Marine Terminal Revenue Bond
On 11/30/02 interest rate was 1.15%, maturing in 2014	9,600	9,600
Bank and other notes payable
On 11/30/02 interest rates ranged from 2.45% to 8.5%, maturities vary through 2026	72,508	99,740
Capital lease obligations
On 11/30/02 maturities vary through 2005	692	24,952

	1,320,077	1,408,771
Less—current maturities	(165,067)	(133,016)

	$1,155,010	$1,275,755

        On November 30, 2001, the Company's senior unsecured notes carried fixed interest rates ranging from 7.46% to 8.98%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.74%, preferred ship variable rate mortgages had interest rates ranging from 2.40% to 2.88%, the economic development and other bonds had an interest rate of 1.5%, and the bank and other notes payable had interest rates ranging from 2.65% to 10.4%.

        Long-term debt is denominated primarily in U.S. dollars, with $30.9 million and $38.1 million denominated in other currencies as of November 30, 2002 and 2001, respectively. The Company has hedged a significant portion of the foreign currency denominated debt exposure with interest rate and foreign exchange swaps.

        Annual principal repayments of long-term debt for the five years subsequent to November 30, 2002 and thereafter are as follows:

(in thousands)
2003	$164,852
2004	140,455
2005	527,029
2006	147,580
2007	103,046
Thereafter	236,423

$1,319,385

        Agreements executed in connection with certain debt obligations require that the Company maintains defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 23), and purchases and redemptions, of capital. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Most of the Company's debt agreements provide for a cross default in the event of a material default in another agreement, including those facilities maintained by SOSA. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Certain of the debt is secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net book value of $1,599.3 million as of November 30, 2002.

        The Secured Credit Facilities of SOSA contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and maximum consolidated debt to EBITDA.

        The SOSA debt covenants were renegotiated with the banks in January 2003 in order to permit higher multiples of EBITDA to be used in 2003. SOSA's most recent covenant calculations and projections, which include a number of investments for disposal, indicate that there is a narrow margin of compliance with the Debt to EBITDA ratio covenant at the first and second quarters of 2003, and with the tangible net worth covenant throughout 2003. Non-compliance would lead to the facilities potentially being repayable on demand. These covenant projections are subject to the risk factors inherent in forecasting income and cash flows in the offshore contracting industry. Examples of these uncertainties include, but are not limited to, the timing and quantum of agreement of variation orders and claims with customers; changes in estimates of costs to complete projects; the timing of receipt of trade receivables; recoverability issues on outstanding invoices; changes in estimates of the probable outcome of legal disputes and tax matters; fixed asset impairments; and results from joint ventures. SOSA takes the view that, despite these uncertainties, it has the possibility to take timely corrective action to prevent breach of its covenants, and on that basis it has obtained a commitment from SNSA to provide a subordinated credit line of $50 million, which is currently available until November 28, 2003 and which is excluded in the calculation of covenants. In addition, SNSA has agreed to provide to SOSA support for bonding lines and performance guarantees to enable tendering to continue.

        Furthermore, SOSA has made contingency plans in the event that the operational results for the year fall below the latest updated estimates. SOSA's management is continuously investigating ways to strengthen the capitalization of SOSA.

        As of November 30, 2002, the most restrictive covenant within the Company's loan agreements provides for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities if any. At November 30, 2002 the Company is in compliance with such covenants.

        At November 30, 2002, property under capital leases, comprising operating and other equipment, amounts to $2.3 million at cost. Accumulated amortization of these leases is $1.3 million.

        Minimum payments under capital lease obligations at November 30, 2002, which are due primarily in U.S. dollars, are as follows:

(in thousands)
2003	$215
2004-2005	477

Present value of net minimum lease payments	$692

15.    LEASES
Operating Leases

        As of November 30, 2002, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

        In the second quarter of 2002, SNTG sold tank containers for $29.8 million, which approximated their carrying value, and such tank containers were subsequently leased back. SNTG also sold 12 chemical parcel tankers, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were also leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction is being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain is included in "Operating Expenses," in the accompanying consolidated statements of operations. These two lease arrangements are being treated as operating leases for accounting purposes.

        In the third quarter of 2002, SNTG entered into agreements with various Japanese shipowners for the charter hire of seven parcel tankers with anticipated deliveries in 2003 through 2005. These new buildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately 5 years and include extension and purchase options, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $176.1 million for the period of 2003 through 2010.

        Minimum annual lease commitments and sub-lease income under agreements which expire at various dates through 2010, and which are payable in various currencies are as follows:

(in thousands)
2003	$129,601
2004	110,766
2005	111,999
2006	100,695
2007	70,328
Thereafter	71,983

595,372
Less—sub-lease income	(10,047)

$585,325

        Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2002, 2001, and 2000 were $129.1 million, $139.5 million, and $117.9 million, respectively, net of sub-lease income of $2.4 million, $1.7 million, and $2.9 million, respectively.

16.    VARIABLE INTEREST ENTITIES

        In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company has sold twelve parcel tankers to a variable interest entity with 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

        The ships were leased by the variable interest entity to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2002, the remaining payments under the lease agreement were $89.3 million, and are reflected as operating lease commitments in Note 15. Under the requirements of FIN 46, the Company believes that this entity would be classified as a variable interest entity and, as such, the Company will be required to consolidate the entity in the Company's financial statements as of the beginning of the fourth quarter of fiscal 2003.

17.    COMMITMENTS AND CONTINGENCIES

        As of November 30, 2002, the Company had total capital expenditure purchase commitments outstanding of approximately $36.1 million for 2003 and future years.

        Additionally, the Company has directly and indirectly guaranteed approximately $14 million of obligations of related and third parties.

        SOSA has issued performance bonds amounting to $349.5 million at November 30, 2002. In the normal course of business, SOSA provides project guarantees to guarantee the project performance of subsidiaries and joint ventures to third parties.

        The Company's operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the U.S. Superfund law, similar state statues and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

        In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which generally ends two years after the closing date, in connection with these two sites. As of November 30, 2002, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party.

18.    LEGAL PROCEEDINGS

SOSA

        Coflexip S.A. ("CSO") commenced legal proceedings through the U.K. High Court against three subsidiaries of SOSA claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. SOSA appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. SOSA applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

        During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89 million, up from approximately $14 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into U.K. waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. SOSA estimates that the total claim as submitted is in the order of $130 million at November 30, 2002, increasing at 8% simple interest per annum.

        In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits.

        In July and October 2002 the High Court has held that CSO's case for lost profit has to be repleaded. CSO has appealed this decision. On March 13, 2003, the Court of Appeal held that CSO's case for lost profit has to be repleaded. The repleading is being considered by SOSA and will require to be reconsidered by the Court before it is accepted.

        SOSA, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, "Accounting for Contingencies," as interpreted by FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", SOSA has provided $1.5 million in the financial statements, being the lower amount of the range. SOSA's provision of $1.5 million is based on a royalty calculation. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

SNTG

        In 2002, the Company became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, the Company determined to voluntarily report certain conduct to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC"). On February 25, 2003, the Company announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. Pursuant to such program, the Company and its directors and employees will receive amnesty from criminal antitrust prosecution and fines in the United States for anti-competitive conduct in the parcel tanker business, provided the stated conditions, including continued cooperation, are met. The Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anti-competitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. The Company is cooperating fully with the DOJ and the EC with respect to such programs. In light of the Company's admission into the government antitrust programs, no provision for any fines related to the DOJ or EC investigations has been made in the Company's consolidated financial statements.

        The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") has initiated an investigation of certain payments by the Company of incidental port expenses to entities in Iran and Sudan as possible violations of the International Economic Emergency Powers Act, 50 U.S.C. § 1701 ("IEEPA"), the Iranian Transactions Regulations, 31 C.F.R. Part 560, and the Sudanese Sanctions Regulations, 31 C.F.R. Part 538. The Company is cooperating fully with OFAC and has implemented Company policies and procedures to monitor compliance with these provisions. With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to the Company covering payments by the Company for incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's investigation of Iran is currently pending and OFAC has not made any determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of US $95 thousand and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations. The Company will seek to negotiate a settlement of the issues related to OFAC's Iran investigation, although the Company cannot give any assurance that it will be able to negotiate a settlement.

        In June 2002 a former general counsel of SNTG, Paul E. O'Brien, filed an action in Superior Court in Connecticut alleging that he had been constructively discharged. Mr. O'Brien had resigned in March 2002 and his complaint seeks, among other things, compensatory damages for lost future income as well as punitive damages (although the amount of such compensatory damages and punitive damages is not specified). The

Company has formally moved to strike each count of the complaint. The Company intends to vigorously defend itself against this lawsuit and has not made any provision for any liability related to the action in the consolidated financial statements.

        In March 2003 a former customer of SNTG, JLM Industries, Inc. ("JLM"), filed a putative civil class action against the Company and several other parcel tanker companies in the U.S. District Court for the District of Connecticut. The suit alleges violations of the Sherman Antitrust Act and state antitrust and unfair trade practices acts. The Company has formally moved to seek dismissal of the action based on its agreement with JLM to arbitrate disputes. It is also possible that additional claimants might seek to bring similar claims. At this time, the Company cannot evaluate its potential financial exposure, if any, in connection with any such actions. The Company intends to vigorously defend itself against the JLM action and has not made any provision for any liability related to the JLM action or such unasserted possible claims in the consolidated financial statements.

        In March 2003 an individual claiming to have purchased Stolt-Nielsen S.A. American Depositary Receipts, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers. The complaint claims that the Company's failure to disclose such alleged collusive behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities. The Company intends to vigorously defend itself against this lawsuit and has not made any provision for any liability related to the action in the consolidated financial statements.

        The ultimate outcome of governmental and third party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on the Company's financial condition, cash flows or results of operations in a particular reporting period.

        The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.

        The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures.

19.    MINORITY INTEREST

        The minority interest in the consolidated balance sheets and statements of income of the Company primarily reflects the minority interest in SOSA. The Company's economic ownership in SOSA increased from 53% to 63% in the year ended November 30, 2002, and was 53% in the years ended November 30, 2001 and 2000. Minority interest in SOSA amounted to $191.7 million and $309.9 million as of November 30, 2002 and 2001, respectively.

20.    PENSION AND BENEFIT PLANS

        Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation.

        SNTG provides pension benefits to ship officers employed by SNTG. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is SNTG's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

        Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2002, 2001, and 2000, consist of the following:

	Pension Benefits			Other Post-retirement Benefits
	For the years ended November 30,
	2002	2001	2000	2002	2001	2000
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$4,957	$4,759	$6,500	$223	$249	$272
Interest cost	8,675	7,758	7,301	626	488	513
Expected return on plan assets	(7,186)	(5,593)	(5,824)	—	—	—
Amortization of unrecognized net transition liability	563	695	101	127	178	178
Amortization of prior service cost	(209)	452	300	10	14	14
Recognized net actuarial loss (gain)	132	237	65	—	(98)	(24)
Gain recognized due to curtailment	10	(156)	(160)	—	—	—

Net periodic benefit cost	$6,942	$8,152	$8,283	$986	$831	$953

        U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

        The following tables set forth the change in benefit obligations for the Company's defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

	Pension Benefits		Other Post-retirement Benefits
	For the years ended November 30,
	2002	2001	2002	2001
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$122,219	$108,531	$7,110	$7,346
Service cost	4,957	4,759	223	249
Interest cost	8,675	7,758	626	488
Benefits paid	(5,015)	(3,218)	(605)	(178)
Plan participant contributions	66	189	—	—
Acquisitions/divestitures	(1,198)	—	(508)	—
Foreign exchange rate changes	4,164	(582)	—	—
Plan amendments	63	(243)	—	—
Curtailments and settlements	784	554	—	—
Actuarial (gains) and losses	2,590	4,471	4,408	(795)

Benefits obligation at end of year	$137,305	$122,219	$11,254	$7,110

	Pension Benefits
	For the years ended November 30,
	2002	2001
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$75,898	$68,780
Actual return on plan assets	(1,492)	(9,878)
Company contributions	11,287	19,524
Plan participant contributions	496	419
Foreign exchange rate changes	3,546	601
Curtailments and settlements	264	(421)
Benefits paid	(4,902)	(3,127)
Acquisitions/divestitures	182	—
Plan amendments	52	—

Fair value of plan assets at end of year	$85,331	$75,898

        Amounts recognized in the Company's consolidated balance sheet consist of the following:

	Pension Benefits		Other Post-retirement Benefits
	As of November 30,
	2002	2001	2002	2001
	(in thousands)
Funded status of the plan	$(51,974)	$(46,321)	$(11,254)	$(7,110)
Unrecognized net actuarial loss (gain)	30,812	21,875	2,019	(1,839)
Unrecognized prior service cost	1,566	2,280	19	42
Unrecognized net transition liability	20	(35)	1,220	1,954
Measurement date to year-end	20	—	81	39

Net amount recognized	$(19,556)	$(22,201)	$(7,915)	$(6,914)

Prepaid benefit cost	$1,191	$—	$—	$—
Accrued benefit liability	(39,657)	(33,513)	(7,915)	(6,914)
Intangible asset	5,476	4,246	—	—
Accumulated other comprehensive income	13,434	7,066	—	—

Net amount recognized	$(19,556)	$(22,201)	$(7,915)	$(6,914)

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $118.2 million, $107.5 million, and $66.8 million, respectively, as of November 30, 2002 and $103.4 million, $86.8 million, and $58.6 million respectively, as of November 30, 2001.

	Pension Benefits			Other Post-retirement Benefits
	As of November 30,
	2002	2001	2000	2002	2001	2000
	(in thousands)
Weighted-Average Assumptions
Discount rate	6.50%	7.06%	7.22%	6.75%	7.50%	7.75%
Expected long-term rate of return on assets	7.54%	8.89%	8.95%	—	—%	—
Rate of increase in compensation levels	3.85%	4.08%	4.18%	4.50%	5.00%	5.00%

        Health care cost trends assume an 11.0% annual rate of increase in the per capita cost of covered health care benefits for 2003, grading down gradually each year, reaching an ultimate rate of 5.0% in 2015 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2002 would be an approximate $1.0 million increase or an approximate $0.9 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2002 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

21.    CAPITAL STOCK, FOUNDER'S SHARES AND DIVIDENDS DECLARED

        The Company's authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder's shares, no par value. Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

        The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company.

        The Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on NASDAQ.

        After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders. The accompanying financial statements and all information in the notes thereto have been restated to give retroactive impact to the share reclassification.

        As of November 30, 2002, 13,737,346 Founder's shares had been issued to Mr. Jacob Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

        On November 14, 2002, the Board of Directors approved an interim dividend of $0.125 per Common share and $0.005 per Founder's share which was paid on December 18, 2002 to all shareholders of record as of December 4, 2002.

        The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 2002 of $0.125 per share will be paid in May 2003.

        Dividends are recognized in the accompanying financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. The interim dividend declared on November 14, 2002 will be recognized in fiscal 2003.

        Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares, after which no further allocations are required until further issuance of shares.

        The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

22.    STOCK OPTION PLAN

        The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Company's Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

        On March 6, 2001, at an extraordinary general meeting of shareholders, the Company's share reclassification was approved, effective as of the beginning of the trading day, March 7, 2001. Under the reclassification, the outstanding non-voting Class B shares were reclassified as Common shares on a one-for-one basis. All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1998 and 2002, including the Plans of the Company and the stock options of SOSA, been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would be reduced to the following pro forma amounts:

	For the years ended November 30,
	2002	2001	2000
	(in thousands, except for per share data)
Net Income (Loss)
As Reported	$(102,805)	$23,692	$(12,395)
Pro Forma	(107,658)	19,332	(16,653)
Basic Earnings (Loss) per share:
As Reported	$(1.87)	$0.43	$(0.23)
Pro Forma	(1.96)	0.35	(0.30)
Diluted Earnings (Loss) per share:
As Reported	$(1.87)	$0.43	$(0.23)
Pro Forma	(1.96)	0.35	(0.30)

        The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated. The following table reflects activity under the Plans for the years ended November 30, 2002, 2001 and 2000:

	For the years ended November 30,
	2002		2001		2000
Common Share options	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	1,128,438	$16.72	1,189,663	$16.63	1,393,825	$16.15
Granted	605,400	13.10	—	—	—	—
Exercised	(6,475)	9.29	(41,425)	13.32	(172,512)	12.57
Canceled	(35,525)	16.19	(19,800)	18.88	(31,650)	17.60

Outstanding at end of year	1,691,838	$15.46	1,128,438	$16.72	1,189,663	$16.63

Exercisable at end of year	1,102,488	$16.72	1,034,288	$16.41	952,518	$15.90

Weighted average fair value of options granted		$5.76		$—		$—

	For the years ended November 30,
	2002		2001		2000
Class B options	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	1,798,093	$13.89	1,311,481	$13.48	992,507	$12.87
Granted	—	—	533,600	14.78	451,100	14.65
Exercised	(25,163)	11.25	(32,988)	11.73	(104,226)	12.27
Canceled	(41,688)	14.68	(14,000)	14.04	(27,900)	13.04

Outstanding at end of year	1,731,242	$13.91	1,798,093	$13.89	1,311,481	$13.48

Exercisable at end of year	1,039,242	$13.80	736,393	$13.97	523,686	$14.24

Weighted average fair value of options granted		$—		$6.40		$6.05

        The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002		2001		2000
	Common	Class B	Common	Class B	Common	Class B
Risk-free interest rates	5.4%	—	—	5.0%	—	6.2%
Expected lives (years)	6.5	—	—	6.5	—	6.5
Expected volatility	43.0%	—	—	41.8%	—	39.2%
Expected dividend yields	1.6%	—	—	1.4%	—	1.9%

        The following table summarizes information about stock options outstanding as of November 30, 2002:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares option:
$20.125-22.500	364,050	5.06	$20.14	364,050	$20.14
$16.875-19.083	388,613	3.43	18.28	388,613	18.28
$8.500-13.167	939,175	6.16	12.48	349,825	11.44

	1,691,838	5.29	$15.46	1,102,488	$16.72

Class B options:
$17.125-22.500	275,701	3.71	$18.03	269,901	$18.02
$10.500-16.917	1,072,404	6.76	14.33	481,229	13.86
$8.500-9.875	383,137	5.61	9.77	288,112	9.74

	1,731,242	6.02	$13.91	1,039,242	$13.80

23.    RESTRICTIONS ON PAYMENT OF DIVIDENDS

        On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2002, this legal reserve amounted to approximately $6.3 million based on Common shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

24.    FINANCIAL INSTRUMENTS

        The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as of December 1, 2000, and has identified and designated all derivatives within the scope of SFAS No. 133. Changes in the fair value of the contracts within the scope of SFAS No. 133 on December 1, 2000 increased liabilities and assets by approximately $8.0 million and $2.9 million respectively, with an offsetting amount recorded in accumulated comprehensive income.

        This Statement established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not con-

consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

        The following foreign exchange contracts, maturing through November 2004, were outstanding as of November 30, 2002:

	Purchase	Sale
	(in local currency, thousands)
Japanese yen	—	2,273,628
Euro	418,222	2,758
Norwegian kroner	358,423	—
Canadian dollars	60,800	—
Danish kroner	18,876	—
British pounds sterling	11,275	818
Swedish krona	10,683	—
Singapore dollars	17,937	6,275
Hong Kong dollars	—	1,059
Australian dollars	1,000	—

        The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $502.5 million, and to sell was $26.3 million, as of November 30, 2002.

        The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. The majority of these contracts have been designated as cash flow hedges. In all cases, the terms of the commercial transaction and derivative are matched so that there is no assumed hedge ineffectiveness. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses of hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

        The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into oil futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges in accordance with SFAS No. 133.

        The Company estimates that during the next twelve months $419.2 million of net unrealized cash flow hedges from future commercial operating commitments will mature.

        The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

	As of November 30,
	2002		2001
	Carrying amount	Fair value	Carrying amount	Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$22.9	$22.9	$24.9	$24.9
Financial Liabilities:
Loans payable to banks and related currency swaps	332.0	332.0	284.1	284.1
Long-term debt and related currency and interest rate swaps	1,326.0	1,299.7	1,395.6	1,370.9
Financial Instruments:
Foreign exchange forward contracts	28.1	28.1	(1.3)	(1.3)
Bunker hedge contracts	—	—	(0.6)	(0.6)

        The carrying amount of cash and cash equivalents and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2002 and 2001, using debt instruments of similar risk. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2002 and 2001.

25.    BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

        The Company has three reportable segments from which it derives its revenues: SNTG, SOSA, and SSF. The revenues of OLL and SSL are included in the "Corporate and Other" category, as more fully described below. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below that may contribute to a greater understanding of the SNTG business. SOSA provides engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. SSF produces and markets seafood products. The "Corporate and Other" category includes corporate-related items, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments.

        The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2. The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

        Summarized financial information concerning each of the Company's reportable segments is as follows:

	For the year ended November 30, 2002
	Stolt-Nielsen Transportation Group
	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Net operating revenue	$692	$228	$58	$978	$1,437	$436	$2	$2,853
Depreciation and amortization including drydocking and write-off of goodwill	(84)	(9)	(10)	(103)	(218)	(25)	(9)	(355)
Equity in net (loss) income of non-consolidated joint ventures	4	—	5	9	5	—	—	14
Restructuring charges	(10)	—	—	(10)	—	—	—	(10)
Impairment of goodwill	—	(3)	—	(3)	(106)	(8)	(1)	(118)
Income (Loss) from operations	83	19	19	121	(124)	(28)	(18)	(49)
Interest expense	—	—	—	(58)	(19)	(19)	—	(96)
Interest income	—	—	—	1	1	1	—	3
Income tax expense	—	—	—	(9)	(8)	(1)	—	(18)
Net income (loss)	—	—	—	56	(152)	(45)	38	(103)
Capital expenditures	17	3	19	39	55	29	—	123
Investments in and advances to non-consolidated joint ventures	45	1	53	99	29	3	—	131
Goodwill and other intangible assets, net	—	1	—	1	11	65	9	86
Segment assets	1,436	118	274	1,828	1,459	495	5	3,787
	For the year ended November 30, 2001
	Stolt-Nielsen Transportation Group
	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Net operating revenue	$755	$214	$79	$1,048	$1,256	$374	$—	$2,678
Depreciation and amortization including drydocking	(96)	(7)	(11)	(114)	(108)	(13)	(4)	(239)
Equity in net (loss) income of non-consolidated joint ventures	(2)	—	2	—	12	1	—	13
Impairment of other intangible assets	—	—	—	—	(8)	—	—	(8)
Income from operations	97	18	36	151	36	—	(24)	163
Interest expense	—	—	—	(77)	(29)	(13)	—	(119)
Interest income	—	—	—	2	2	1	—	5
Income tax expense	—	—	—	(6)	(21)	(1)	—	(28)
Net income (loss)	—	—	—	70	(14)	(14)	(18)	24
Capital expenditures	43	9	58	110	63	26	4	203
Investments in and advances to non-consolidated joint ventures	40	1	50	91	36	3	—	130
Goodwill and other intangible assets, net	—	1	—	1	122	70	29	222
Segment assets	1,574	151	264	1,989	1,560	414	9	3,972
	For the year ended November 30, 2000
	Stolt-Nielsen Transportation Group
	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Net operating revenue	$692	$224	$59	$975	$983	$326	$—	$2,284
Depreciation and amortization including drydocking	(94)	(9)	(10)	(113)	(86)	(10)	—	(209)
Equity in net (loss) income of non-consolidated joint ventures	(13)	—	3	(10)	6	1	—	(3)
Restructuring charges	—	—	—	—	(3)	—	—	(3)
Income (loss) from operations	40	20	19	79	(5)	34	(14)	94
Interest expense	—	—	—	(72)	(32)	(8)	—	(112)
Interest income	—	—	—	3	2	1	—	6
Income tax (expense) benefit	—	—	—	(12)	4	(7)	—	(15)
Net income (loss)	—	—	—	1	(34)	18	3	(12)
Capital expenditures	150	27	29	206	62	12	6	286
Investments in and advances to non-consolidated joint ventures	32	2	46	80	37	4	—	121
Goodwill and other intangible assets, net	—	1	2	3	127	17	28	175
Segment assets	1,612	157	262	2,031	1,403	284	9	3,727

        The following table sets out net operating revenue by country for the Company's reportable segments. SNTG net operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total net operating revenue are disclosed separately. SSF net operating revenue is primarily allocated on the basis of the country in which the sale is generated. SOSA net operating revenue is primarily allocated based on the geographic distribution of its activities. SEAME represents Southern Europe, Africa and the Middle East.

	For the years ended November 30,
	2002	2001	2000
	(in millions)
Net Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
United States	$248	$245	$278
South America	70	74	58
Netherlands	39	48	47
Other Europe	116	135	105
Malaysia	68	68	54
Other Asia	109	148	118
Other	97	100	85
Less commissions, sublet costs, transshipment and barging expenses	(55)	(63)	(53)

	$692	$755	$692

Stolt-Nielsen Transportation Group—
Tank Containers:
United States	$72	$68	$80
South America	9	9	9
France	22	22	23
Other Europe	63	54	55
Japan	14	12	16
Other Asia	39	38	39
Other	9	11	2

	$228	$214	$224

Stolt-Nielsen Transportation Group—
Terminals:
United States	$49	$71	$52
Brazil	9	8	7

	$58	$79	$59

Stolt Offshore:
Asia Pacific	$26	$39	$40
North America	190	277	122
Norway	106	111	199
SEAME	703	520	445
South America	52	50	53
United Kingdom	230	215	124
Corporate	130	44	—

	$1,437	$1,256	$983

Stolt Sea Farm:
United States	$97	$99	$123
Canada	12	18	17
Chile	8	7	1
United Kingdom	17	19	21
Norway	14	19	8
Spain	15	14	11
Japan	184	138	70
Others, net	89	60	75

	$436	$374	$326

        During the year ended November 30, 2002, one customer of SOSA accounted for more than 10% of the Company's revenue. The revenue from SOSA's largest customer was $285.8 million and was attributable to the Norway, SEAME, U.K. and North America regions (2001: $269.2 million attributable to the SEAME region).

        The following table sets out long-lived assets by country for the Company's reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG's Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,249 million and $1,426 million, and for tank containers amounted to $56 million and $90 million, at November 30, 2002 and 2001, respectively. A large proportion of SOSA long-term assets are mobile assets that are utilized globally, and therefore cannot be directly attributed to any one geographical region. These long-term assets are represented as Corporate in the SOSA table below.

	As of November 30,
	2002	2001
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
United States	$158	$154
Brazil	37	33
Singapore/China	34	34
Korea	17	16
Others	4	3

	$250	$240

Stolt Offshore:
United Kingdom	$16	$13
Norway	12	13
Asia Pacific	11	14
SEAME	88	65
South America	70	62
North America	53	70
Corporate	600	614

	$850	$851

	As of November 30,
	2002	2001
	(in millions)
Stolt Sea Farm:
United States	$10	$11
Canada	26	24
Chile	20	22
United Kingdom	7	6
Norway	28	18
Spain	10	8
Others	6	5

	$107	$94

        Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

26.    SUBSEQUENT EVENT

        In March 2003, the Company announced that Elemica has signed a definitive agreement to acquire substantially all of the assets of OLL. Under the terms of the agreement, Elemica will acquire the full technology platform and the ongoing business operations of OLL. Closing is subject to standard conditions and the transaction is expected to be closed in April 2003.

Events subsequent to the issue of the 2002 Annual Report and Accounts (Unaudited)

Major Project Downgrades and other adverse cost effects

        Subsequent to the distribution of the Company's 2002 Annual Report and Accounts to its shareholders, the following events have occurred. Stolt Offshore's new senior management team began a review of its major projects and identified substantially poorer than anticipated performance and cost overruns on three major projects and several smaller projects. In addition, it is expected that activity levels will be slightly lower than previously anticipated. As a result of these factors, Stolt Offshore expects to incur a significant loss in the 2003 fiscal year. A substantial portion of this loss will be incurred in the second quarter of 2003. The specific reasons for the increased losses include:

  •
  Burullus Scarab Saffron, the first deepwater project of its type in offshore Egypt which is now completed, where a further downgrade has been identified to provide for additional ship utilization days, poor performance of nominated sub-contractors and delays in claim resolution.

  •
  OGGS, in the harsh operating environment of Nigeria and which is 80% completed, where forecasted costs have increased mainly due to additional ship utilization days and higher than estimated local support costs in West Africa.

  •
  Bonga, also offshore Nigeria, where the project is 50% complete, forecasted costs have increased due to higher project management and engineering, procurement and sub-contractor, and transport and logistics costs.

  •
  On smaller projects, where provisions are likely to be made in respect of risk on collection of receivables, lower activity levels and lower ship utilization.

Revised banking arrangements

        In light of the revised earnings expectations described above, the Company is working closely with Stolt Offshore's main banks in seeking to amend Stolt Offshore's primary credit facilities to reflect Stolt Offshore's current financial position, including obtaining a waiver of certain financial covenant tests through November 30, 2003. Additionally, a default under Stolt Offshore's credit facilities could, in turn, result in a default under one of the Company's bank credit or other financing agreements, as a majority of the Company's credit facilities contain cross default provisions.

        Additionally, a default under Stolt Offshore's credit facilities could, in turn, result in a default under our bank credit or other financial agreements as a majority of our credit facilities contain cross-default provisions.

Legal Proceedings (Unaudited)

Stolt-Nielsen Transportation Group Civil Antitrust Actions

        In April 2003 a former customer of SNTG, Nizhnekamskneftekhim USA, Inc. ("Nizh"), filed a putative civil class action against SNTG and several other parcel tanker companies in the U.S. District Court for the Southern District of Texas. The suit alleges violations of Section 1 of the Sherman Antitrust Act and Section 4 of the Clayton Antitrust Act and seeks treble damages in an unspecified amount. SNTG has agreements with Nizh to arbitrate disputes. The Company intends to vigorously defend ourselves against the Nizh action and has not made any provision for any liability related to the Nizh action or such unasserted possible claims in the consolidated financial statements.

Stolt Sea Farm

        In April 2003 two lawsuits were filed against SSF pertaining to its operations in the Broughton Archipelago, British Columbia. Both are brought in the name of aboriginal organizations. The one filed in the Federal Court of Canada seeks to set aside the decision of the Minister of Fisheries and Oceans to permit the relocation of an aquaculture site from Eden Island to Humphrey Rock. The other, filed in the Supreme Court of British Columbia, seeks damages, and other relief arising from the stocking of aquaculture facilities in territory claim to be subject to aboriginal title of the plaintiffs. In this action the Plaintiffs have given notice of an intention to apply for an interlocutory injunction to restrain the continuance of aquaculture operations pending resolution of the dispute. The federal and provincial governments and Heritage Salmon Ltd. are co-defendants in the suit along with SSF. Both actions are being vigorously defended and the Company has not made any provision for any liability related to these actions in the consolidated financial statements.

Stolt Offshore

        CSO commenced legal proceedings through the U.K. High Court against three subsidiaries of SOSA claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. SOSA appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. SOSA applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

        During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects.The total claim for lost profits was for approximately $89 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into U.K. waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. SOSA estimates that the total claim as submitted is in the order of $130 million at November 30, 2002, increasing at 8% simple interest per annum.

        In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits.

        SOSA, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, "Accounting for Contingencies," as interpreted by FASB Interpretation No. 14,

"Reasonable Estimation of the Amount of a Loss", SOSA has provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

        On April 15, 2003, the U.K. High Court, in an action between Rockwater Ltd. (part of the Halliburton Group) and CSO, held that the same patent, the subject of the proceedings against SOSA, was invalid. SOSA is considering its position in the light of this recent judgement.

        On December 6, 2002, SOSA settled a long-standing dispute with the owners of the Toisa Puma vessel for $7.3 million, including interest of $1.0 million. The nature of the dispute was the cancellation of a charter of the vessel in 1999. SOSA had expected that the settlement would be made in the range of $2 million to $8 million. The cost of the final settlement was included in SOSA's 2002 results.

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CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS